MUNGER, TOLLES & OLSON LLP

ROBERT K. JOHNSON†

ALAN V. FRIEDMAN†

RONALD L. OLSON†

RICHARD S. VOLPERT

DENNIS C. BROWN†

ROBERT E. DENHAM

JEFFREY I. WEINBERGER

CARY B. LERMAN

CHARLES D. SIEGAL

RONALD K. MEYER

GREGORY P. STONE

BRAD D. BRIAN

BRADLEY S. PHILLIPS

GEORGE M. GARVEY

WILLIAM D. TEMKO

STEVEN L. GUISE†

ROBERT B. KNAUSS

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JOHN W. SPIEGEL

TERRY E. SANCHEZ

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KRISTIN LINSLEY MYLES

MARC T.G. DWORSKY

JEROME C. ROTH

STEPHEN D. ROSE

GARTH T. VINCENT

TED DANE

STUART N. SENATOR

MARTIN D. BERN

†A PROFESSIONAL CORPORATION

DANIEL P. COLLINS

RICHARD E. DROOYAN

ROBERT L. DELL ANGELO

BRUCE A. ABBOTT

JONATHAN E. ALTMAN

MARY ANN TODD

MICHAEL J. O'SULLIVAN

KELLY M. KLAUS

DAVID B. GOLDMAN

BURTON A. GROSS

KEVIN S. MASUDA

HOJOON HWANG

KRISTIN S. ESCALANTE

DAVID C. DINIELLI

ANDREA WEISS JEFFRIES

PETER A. DETRE

PAUL J. WATFORD

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LISA J. DEMSKY

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SEAN ESKOVITZ

FRED A. ROWLEY, JR.

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BLANCA FROMM YOUNG

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MARIA SEFERIAN

MANUEL F. CACHÁN

ROSEMARIE T. RING

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ERIC J. LORENZINI

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SHOSHANA E. BANNETT

TINA CHAROENPONG

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KIMBERLY D. ENCINAS

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GABRIEL P. SANCHEZ

BETHANY W. KRISTOVICH

PAULA R. LEVY

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JACOB S. KREILKAMP

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ELISABETH J. NEUBAUER

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HEATHER E. TAKAHASHI

KEVIN A. GOLDMAN

ROBYN KALI BACON

BERNARD A. ESKANDARI

JENNY M. JIANG

KEITH R.D. HAMILTON, II

SORAYA C. KELLY

PATRICK ANDERSON

JEFFREY Y. WU

YUVAL MILLER

MARK R. CONRAD

DANIEL R. MCCARTHY

M. LANCE JASPER

ALISSA BRANHAM

ADAM R. LAWTON

PETER C. RENN

RACHEL L. STEIN

AVI BRAZ

PUNEET K. SANDHU

IAN J. MILLER

MARINA A. TORRES

DAVID S. HAN

DAVID C. LACHMAN

JENNY H. HONG

GUY A. RUB

AARON SEIJI LOWENSTEIN

DANIEL N. ELIZONDO

LAURA D. SMOLOWE

MELISSA CAMACHO-CHEUNG

SARALA V. NAGALA

JUSTIN L. MCNABNEY

LEO GOLDBARD

KIMBERLY A. MORRIS

MATTHEW A. MACDONALD

CAROLYN V. ZABRYCKI

ERIC S. NGUYEN

ERIN E. SCHANNING

MARGARET G. ZIEGLER

ESTHER H. SUNG

RICHARD D. ESBENSHADE†

ALLISON B. STEIN

PETER R. TAFT†

SUSAN E. NASH

TRUC T. DO

OF COUNSEL

E. LEROY TOLLES

(1922-2008)

November 19, 2010	WRITER’S DIRECT LINE (213) 683-9252 (213) (213) 683-4052 FAX Judith.Kitano@mto.com

VIA EDGAR AND HAND DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:       David L. Orlic

Daniel F. Duchovny

Re:          Simon Worldwide, Inc.

Schedule TO-T/13E-3 (the “Schedule TO-T/13E-3”)

Filed by Overseas Toys, L.P., Multi-Accounts, LLC, OA3, LLC and Ronald W. Burkle

Filed on November 1, 2010

File No. 005-43175

Dear Mr. Orlic and Mr. Duchovny:

On behalf of our client Overseas Toys, L.P. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated November 10, 2010 (the “Comments Letter”) relating to the above-referenced filing.

The Company has revised the Schedule TO-T/13E-3 in response to the Comments Letter and is concurrently filing via EDGAR an Amendment No. 1 to the Schedule TO-T/13E-3 (the

MUNGER, TOLLES & OLSON LLP

U.S. Securities and Exchange Commission

November 19, 2010

“Schedule TO-T/13E-3 Amendment”) that reflects these revisions and generally updates the information contained therein.

For the convenience of the Staff, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comments Letter.  Except as otherwise specifically indicated, item number references in the Company’s responses to the Staff’s comments correspond to the item numbers of the Schedule TO-T/13E-3 Amendment.

We represent the Company only.  To the extent any response relates to information concerning any of Multi-Accounts, LLC, OA3, LLC or Ronald W. Burkle (together with the Company, the “Filing Persons”), such response is included in this letter based on information provided to the Company and us by such other entities or persons or their respective representatives.

What is your position as to the fairness of the transaction?, Page 4

1.             You have stated your belief as to the fairness of the transaction to Simon’s stockholders, other than you and your affiliates.  Please express all statements with regard to fairness with reference to the unaffiliated security holders. See Item 1014(a) of Regulation M-A.

RESPONSE TO COMMENT 1:

The Company has revised the disclosure as indicated in Items 4, 5, 8, 9, 10, 11, 14, 18, 22 and 26 of the Schedule TO-T/13E-3 Amendment to reflect the Staff’s comment.

Introduction, page 6

2.             We note your unqualified statement that you may terminate the offer at any time.  A bidder may terminate its offer only upon the occurrence or non-occurrence of certain objective events that are not within the bidder’s control.  Please revise this language.

RESPONSE TO COMMENT 2:

The Company has revised the disclosure as indicated in Item 5 of the Schedule TO-T/13E-3 Amendment to reflect the Staff’s comment.

3.             We note that you are not taking responsibility for the accuracy or completeness of any information concerning Simon contained in the offer document.  While you may

MUNGER, TOLLES & OLSON LLP

U.S. Securities and Exchange Commission

November 19, 2010

include appropriate language about the limits on the reliability of the information, you may not disclaim responsibility for its accuracy.  Similar disclosure appears in the section entitled “Certain Information Concerning Simon.” Please revise.

RESPONSE TO COMMENT 3:

The Company has revised the disclosure as indicated in Items 6 and 29 of the Schedule TO-T/13E-3 Amendment to reflect the Staff’s comment.

Position of the Overseas Toys Parties Regarding the Fairness of the Offer, page 16

4.             Please provide the disclosure required by Items 1014(d) and 1004(e) of Regulation M-A.

RESPONSE TO COMMENT 4:

The Company has revised the disclosure as indicated in Item 17 of the Schedule TO-T/13E-3 Amendment to reflect the Staff’s comment.

Factors Not Supportive of Our Fairness Determination, page 18

5.             In the third bullet point, please quantify the premium above liquidation value attributed by the Overseas Toys Parties to the NOLs and any non-cash assets, including the value of the public reporting entity.

RESPONSE TO COMMENT 5:

The Company has revised the disclosure as indicated in Item 15 of the Schedule TO-T/13E-3 Amendment to reflect the Staff’s comment.

Factors Not Considered, page 19

6.             Please quantify the additional cash resources expended by Simon since the date of the Stock Repurchase Agreement.

RESPONSE TO COMMENT 6:

The Company has revised the disclosure as indicated in Item 18 of the Schedule TO-T/13E-3 Amendment to reflect the Staff’s comment.

MUNGER, TOLLES & OLSON LLP

U.S. Securities and Exchange Commission

November 19, 2010

Security Ownership of Certain Beneficial Owners, page 27

7.             In the footnote to the tabular entry for the Overseas Toys Parties, you disclose that each of these entities, other than Overseas Toys, disclaims beneficial ownership of the shares “except to the extent of its pecuniary interest therein.”  For purposes of disclosure required by Item 1008(a) of Regulation S-K, beneficial ownership is not determined with reference to pecuniary interest.  Refer to Instruction 1 to Item 1008(a) and Rule 13d-3.  Please revise your disclosure accordingly.

RESPONSE TO COMMENT 7:

The Company has revised the disclosure as indicated in Item 23 of the Schedule TO-T/13E-3 Amendment to reflect the Staff’s comment.

Transactions and Arrangements Concerning the Shares, page 28

8.             You have qualified the statements in the first, second and last full paragraphs on this page, as well as the first sentence of the final partial paragraph on this page, by knowledge.  Please advise why these qualifications are necessary, or revise your disclosure as appropriate.

RESPONSE TO COMMENT 8:

The Company has revised the disclosure as indicated in Items 24 and 25 of the Schedule TO-T/13E-3 Amendment to reflect the Staff’s comment.  Such revised disclosure eliminates certain of the knowledge qualifiers previously included in the disclosure.  However, the Company has retained knowledge qualifications with respect to certain statements regarding executive officers, directors, controlling persons (other than the Filing Persons) and associates of Simon.  The Company has revised its disclosure to reflect that it has made reasonable inquiry with such persons with respect to the relevant subject matter. The Company has no knowledge that the responses received from such individuals are inaccurate or incomplete, however, the Company is not able to verify whether the responses received from such individuals were accurate and complete.  Accordingly, the Company believes that knowledge qualifications are necessary in such circumstances.

9.             To the extent known by the filing persons, after making reasonable inquiry, please state why no executive officer, director or affiliate of Simon or the Overseas Toys Parties currently intends to tender any shares in the offer.  See Item 1012(d) of Regulation M-A.

RESPONSE TO COMMENT 9:

The Company has revised the disclosure as indicated in Items 25 of the Schedule TO-T/13E-3 Amendment to reflect the Staff’s comment.

MUNGER, TOLLES & OLSON LLP

U.S. Securities and Exchange Commission

November 19, 2010

Acceptance for Payment and Payment for Shares, page 33

10.           We note your statements here and in Instruction 4 of the Letter of Transmittal that you will pay for all shares, and return any shares not accepted for payment or purchased in the offer, “as soon as practicable” or “as promptly as practicable,” respectively, following the expiration or termination of the offer.  Rule 14e-1(c) requires that you make payment, or return shares not purchased, “promptly” upon expiration or termination of the offer.  Please revise here and throughout the document, as necessary.

RESPONSE TO COMMENT 10:

The Company has revised the disclosure as indicated in Items 27, 28 and 36 of the Schedule TO-T/13E-3 Amendment to reflect the Staff’s comment.

Conditions to the Offer, page 43

11.           We note your statement that you may assert or waive a condition prior to the time of payment for any shares.  All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer, not merely before payment.  Please revise the language accordingly.

RESPONSE TO COMMENT 11:

The Company has revised the disclosure as indicated in Item 32 of the Schedule TO-T/13E-3 Amendment to reflect the Staff’s comment.

12.           In the next to last paragraph of this section, you state that the conditions may be asserted by you at any time.  Please revise this language in accordance with the immediately prior comment.

RESPONSE TO COMMENT 12:

The Company has revised the disclosure as indicated in Item 35 of the Schedule TO-T/13E-3 Amendment to reflect the Staff’s comment.

MUNGER, TOLLES & OLSON LLP

U.S. Securities and Exchange Commission

November 19, 2010

13.           We note the reference in subsection (b) of this section to an event that, in the judgment of the Overseas Toys Parties, is likely to have certain effects.  Please revise to include an objective standard for the determination as to whether this condition has been satisfied.

RESPONSE TO COMMENT 13:

The Company has revised the disclosure as indicated in Items 1, 2, 5, 16, 21 and 33 of the Schedule TO-T/13E-3 Amendment to reflect the Staff’s comment.

14.           We note the reference in subsection (c) of this section to Overseas Toys determining it is advisable to extend the offer to a date after December 31, 2010 pursuant to any requirement or request of the Commission.  Please revise to include an objective standard for the determination as to whether this condition has been satisfied.  Please also clarify that actions or inactions of the bidder, including raising the offer price, may not be responsible for triggering offer conditions.

RESPONSE TO COMMENT 14:

The Company has revised the disclosure as indicated in Items 1, 2, 5, 16, 21 and 34 of the Schedule TO-T/13E-3 Amendment to reflect the Staff’s comment.

Subparagraph (c) under the first paragraph under “The Tender Offer—Section 12—Conditions to the Offer” of the Offer to Purchase is hereby replaced in its entirety with the following:

15.           In the next to last paragraph, you refer to your failure to exercise any of the rights described in this section.  Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s).  Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to security holders.  You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so.  Please confirm your understanding in your response letter.

RESPONSE TO COMMENT 15:

The Company confirms its understanding that when a condition to the offer is not met but the Company decides to proceed with the offer, this constitutes a waiver of the triggered condition and, depending on the materiality of the waived condition and the number of days remaining in the offer, that it may be required to extend the offer and re-circulate new disclosure to security holders.

16.           Please see our comment above.  When an offer condition is triggered by events that occur during the offer period, and before expiration, you should inform security holders how you intend to proceed promptly, rather than wait until the end of the offer

MUNGER, TOLLES & OLSON LLP

U.S. Securities and Exchange Commission

November 19, 2010

period, unless the condition is one where satisfaction of the condition may be determined only upon expiration.  Please confirm your understanding in your response letter.

RESPONSE TO COMMENT 16:

The Company confirms its understanding that when an offer condition is triggered by events that occur during the offer period, and before expiration, it should inform security holders how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration.

Please direct any questions or comments regarding this response letter or the Schedule TO-T/13E-3 Amendment to the undersigned at (213) 683-9252.  Thank you for your assistance.

Sincerely,

/s/ Judith T. Kitano
Judith T. Kitano, Esq.

cc:           Robert P. Bermingham

MUNGER, TOLLES & OLSON LLP

U.S. Securities and Exchange Commission

November 19, 2010

Annex A

Each of the Filing Persons hereby acknowledges that:

•              each Filing Person is responsible for the adequacy and accuracy of the disclosure in the filing;

•              Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•              the Filing Person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

OVERSEAS TOYS, L.P.
By: Multi-Accounts, LLC
Its: General Partner

By: OA3, LLC
Its: Managing Member

By:	/s/ Ronald W. Burkle
Its:	Managing Member

MULTI-ACCOUNTS, LLC
By: OA3, LLC
Its: Managing Member

By:	/s/ Ronald W. Burkle
Its:	Managing Member

OA3, LLC
By:	/s/ Ronald W. Burkle
Its:	Managing Member

/s/ Ronald W. Burkle
Ronald W. Burkle

Date: November 19, 2010